UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*
                             -----------------------

                        WALKER INTERACTIVE SYSTEMS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    931664106
                                 (CUSIP Number)

                               STEPHEN P. REYNOLDS
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                NOVEMBER 26, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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931664106                                              PAGE  2  OF  9   PAGES
-------------------------------             ------------------------------------



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GAP Coinvestment Partners, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [X]
                                                                         (B) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

                      7     SOLE VOTING POWER

    NUMBER OF               -0-
      SHARES
BENEFICIALLY OWNED    8     SHARED VOTING POWER
BY EACH REPORTING
      PERSON                418,085
       WITH
                      9     SOLE DISPOSITIVE POWER

                            -0-

                      10    SHARED DISPOSITIVE POWER

                         418,085

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   418,085

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.17%

14    TYPE OF REPORTING PERSON
            PN

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931664106                                              PAGE  3  OF  9   PAGES
-------------------------------             ------------------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            General Atlantic Partners II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [X]
                                                                         (B) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                      7     SOLE VOTING POWER

    NUMBER OF               -0-
      SHARES
BENEFICIALLY OWNED    8     SHARED VOTING POWER
BY EACH REPORTING           418,085
      PERSON
       WITH           9     SOLE DISPOSITIVE POWER

                            -0-

                      10    SHARED DISPOSITIVE POWER
                            418,085

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      418,085

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.17%

14    TYPE OF REPORTING PERSON

            PN

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931664106                                              PAGE  4  OF  9   PAGES
-------------------------------             ------------------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GAP-Walker Partners, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [X]
                                                                         (B) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                      7     SOLE VOTING POWER

    NUMBER OF               -0-
      SHARES
BENEFICIALLY OWNED    8     SHARED VOTING POWER
BY EACH REPORTING           418,085
      PERSON
       WITH           9     SOLE DISPOSITIVE POWER

                            -0-

                      10    SHARED DISPOSITIVE POWER
                            418,085

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      418,085

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.17%

14    TYPE OF REPORTING PERSON

      PN

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931664106                                              PAGE  5  OF  9   PAGES
-------------------------------             ------------------------------------


           This Amendment No. 1 is filed by the undersigned to amend and restate the statement on Schedule 13D originally filed on December 19, 1994.

        Item 1. Security and Issuer.
                -------------------

                Common stock, par value $.001 per share (the "Shares"), of Walker Interactive Systems, Inc. (the "Company"), 303 Second Street, San Francisco, CA 92107.

        Item 2. Identity and Background.
                -----------------------

                This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. The members of the group are GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), General Atlantic Partners II, L.P., a Delaware limited partnership ("GAPII") and GAP-Walker Partners, L.P., a Delaware limited partnership ("GAP-Walker" and, collectively with GAPCO and GAPII, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, CT 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAPII is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"). The managing members of GAP are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "GAP Managing Members"). The GAP Managing Members are the general partners of GAPCO, and Stephen P. Reynolds is the general partner of GAP-Walker.

                None of the Reporting Persons and none of the above individuals has, during the last five years, been a defendant in (i) any criminal proceeding or (ii) any civil proceeding which has resulted in any judgment, decree or final order finding any violation of



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931664106                                              PAGE  6  OF  9   PAGES
-------------------------------             ------------------------------------


federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

        Item 3. Source and Amount of Funds or Other Consideration
                -------------------------------------------------

                This statement was originally filed as a result of the purchase of Shares, which were acquired for consideration which did not exceed $715,000 in the aggregate and the source of which was the working capital of the Reporting Persons.

        Item 4. Purpose of Transaction.
                ----------------------

                The Reporting Persons originally acquired the Shares for investment purposes. From time to time the Reporting Persons may acquire additional shares or dispose of some or all of the Shares owned by them. One of the GAP Managing Members, David C. Hodgson, is a member of the Company's board of directors. None of the Reporting Persons have any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

                Beginning on November 7, 1996, the Reporting Persons made the following sales of Shares in the public market:

Date            GAPCO        GAPII     GAP-Walker       Total         Price           Total Cost
11/07/96        3,663        6,337                     10,000        $14.00          $140,000.00
11/08/96        4,578        7,922                     12,500        $14.00          $175,000.00
11/11/96        1,831        3,169                      5,000        $14.00          $ 70,000.00
11/12/96        2,747        4,753                      7,500        $14.00          $105,000.00
11/19/96        3,663        6,337                     10,000        $14.00          $140,000.00
11/20/96       14,652       25,348                     40,000        $14.00          $560,000.00
11/26/96       29,304       98,062          1,938     129,304        $14.00        $1,810,256.00
11/26/96                    50,696                     50,696        $14.01563       $710,536.38
Totals         60,438      202,624          1,938     265,000                      $3,710,792.38

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           As a result of the foregoing, the Reporting Persons are no longer 5%
stockholders of the Company.

        Item 5. Interest in Securities of the Issuer.
                ------------------------------------

                (a) As of November 26, 1996, GAPCO, GAPII and GAP-Walker each own of record 44,562 Shares, 367,777 Shares and 5,746 Shares, respectively, or 0.34%, 2.79% and 0.04%, respectively, of the issued and outstanding Shares. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that one of the GAP Managing Members is the general partner authorized and empowered to vote and dispose of the securities held by GAP-Walker, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each partnership owns of record. Accordingly, as of November 26, 1996, each of the Reporting Persons may be deemed to own beneficially an aggregate of 418,085 Shares or 3.17% of the issued and outstanding Shares.

                (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 418,085 Shares that may be deemed to be owned beneficially by each of them.

                (c) For information concerning recent transactions, see Item 4, above.

                (d)  N/A

                (e)  November 11, 1996.



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931664106                                              PAGE  8  OF  9   PAGES
-------------------------------             ------------------------------------


        Item 6. Contracts, Arrangements, Understandings or Relationship with
                ------------------------------------------------------------
Respect to the Issuer.
---------------------

                As noted above, the GAP Managing Members are the partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAP-Walker. Accordingly, the GAP Managing Members may, from time to time, consult among themselves and coordinate the voting and disposition of the Company's Shares as well as such other action taken on behalf of the Reporting Persons with respect to the Company's Shares as they deem to be in the collective interest of the Reporting Persons.

        Item 7. Materials to be Filed as Exhibits.
                ---------------------------------

                None.




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931664106                                              PAGE  9  OF  9   PAGES
-------------------------------             ------------------------------------

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            GAP COINVESTMENT PARTNERS, L.P.



                            By:    /s/ Stephen P. Reynolds
                                 ---------------------------------
                                 Stephen P. Reynolds
                                 Its general partner



                            GENERAL ATLANTIC PARTNERS II, L.P.

                            By:  General Atlantic Partners, LLC
                                 Its general partner


                            By:    /s/ Stephen P. Reynolds
                                 ---------------------------------
                                 Stephen P. Reynolds
                                 Its managing member



                            GAP-WALKER PARTNERS, L.P.




                            By:    /s/ Stephen P. Reynolds
                                 ---------------------------------
                                 Stephen P. Reynolds
                                 Its general partner